UNITED STATES SECURITIES AND EXCHANGE COMMISSION ------------------------------- OMB APPROVAL ------------------------------- OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . . . . . .14.5 ------------------------------- Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ________)* GREEN ENDEAVORS, INC. (Name of Issuer) Common Stock (Title of Class of Securities) 39303M103 (CUSIP Number) Richard Surber, 59 West 100 South, 2nd Floor, Salt Lake City, Utah 84101 801-575-8073 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1746 (3-06) CUSIP No. ....39303M 103.............................. 1. Names of Reporting Persons. Nexia Holdings, Inc. I.R.S. Identification Nos. of above persons (entities only). ................................................................................................................................................... 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ....................................................................................................................................... (b) ....................................................................................................................................... 3. SEC Use Only ........................................................................................................................... 4. Source of Funds (See Instructions) ....OO........................................................................................ 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ................. 6. Citizenship or Place of Organization ....Utah Corporation...................................................................................... Number of Shares Beneficially by Owned by Each Reporting Person With 1. Sole Voting Power .......2,355,263,158................................................................................................ 2. Shared Voting Power ..............0...................................................................................... 3. Sole Dispositive Power .....2,355,263,158............................................................................................. 4. Shared Dispositive Power ........0...................................................................................... 11. Aggregate Amount Beneficially Owned by Each Reporting Person .2,355,263,158........................................... 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ........... 13. Percent of Class Represented by Amount in Row (11) ...72.2%............................................................ 14. Type of Reporting Person (See Instructions) ........CO........................................................................................................................................................ ................................................................................................................................................................ ................................................................................................................................................................ ................................................................................................................................................................ ................................................................................................................................................................ Item 1. Security and Issuer State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities. Common Stock, par value $0.0001, Richard Surber, CEO, 59 West 100 South 2nd Floor, Salt Lake City, UT 84101 Item 2. Identity and Background If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s). (a) Nexia Holdings, Inc. (b) Utah corporation (c) 59 West 100 South, 2nd Floor, Salt Lake City, UT 84101. (d) None. (e) None. (f) Utah Corporation Item 3. Source and Amount of Funds or Other Consideration State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition. Payment of accrued interest on a debenture held y Nexia Holdings, Inc. issued by Green Endeavors, Inc., total amount of interest satisfied by the issuance of the shares, $400,000. Item 4. Purpose of Transaction State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; none (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; N/A (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; N/A (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; N/A (e) Any material change in the present capitalization or dividend policy of the issuer; N/A (f) Any other material change in the issuers business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; N/A (g) Changes in the issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; 5 N/A (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; N/A (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; N/A or (j) Any action similar to any of those enumerated above. None Item 5. Interest in Securities of the Issuer (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act; Nexia Holdings, Inc. acquired 2,105,263,158 shares of the common stock of the Issuer in exchange for the satisfaction of $400,000 in debt owed to Nexia by the Issuer. Nexia previously held 250,000,000 shares of the common stock and holds 10,000,000 shares of the Issuers Supervoting Preferred Stock. That provides Nexia with 72.2% of the issued and outstanding shares of common stock and 100% of the Supervoting Preferred stock of the Issuer. (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared; Nexia holds sole voting power as to all of the shares held in its name. (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a). None. (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. None. (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. N/A Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included. Nexia is not a party to any such agreements of any nature. Item 7. Material to Be Filed as Exhibits The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finders fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6. Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date May 24th, 2012 Signature /s/ Richard Surber Name/Title Richard Surber, President and CEO of Nexia Holdings, Inc. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)